Certain identified information herein has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

Exhibit 4.22

Subscriber Agreement

This Subscriber Agreement (the “Agreement”) is dated 28th March, 2019 and effective as of 1st April 2019 (“Effective Date”) by and between:

MakeMyTrip (India) Private Limited, a company having its registered office at B-36, First Floor Pusa Road, Opposite Pillar No. 125, New Delhi – 110005 and corporate office at 19th Floor, Building No. 5, DLF Cyber City, Gurgaon, 122002 and its other offices, branches, implants, subsidiaries, websites, etc. (hereinafter referred to as “Subscriber 1”) represented by Mr. Mohit Kabra (Group CFO);

Ibibo Group Private Limited, a company having its registered office at B-36, First Floor Pusa Road, Opposite Pillar No. 125, New Delhi – 110005 and corporate office at 19th Floor, Building No. 5, DLF Cyber City, Gurgaon, 122002 and its other offices, branches, implants, subsidiaries, websites, etc. (hereinafter referred to as “Subscriber 2”) represented by Ms. Mansi Sharma (Authorised Signatory); and

Amadeus India Pvt. Ltd., a company having its registered office at E-9, Connaught House, Connaught Place, New Delhi 110001 (hereinafter referred to as ”AIPL”) represented by Mr. Rakesh Bansal (CEO);

Whereas both Subscriber 1 and Subscriber 2 are related parties associated by virtue of having a common ultimate holding company;

(Subscriber 1, Subscriber 2 and  individually referred to as a “Party,” and collectively, the “Parties”; and Subscriber 1 and Subscriber 2 are collectively referred to as “Subscriber”).

I - OBJECT OF AGREEMENT

The Parties agree that according to the general terms and conditions outlined in this Agreement:

i)	AIPL shall provide the Subscriber with software access to the Amadeus System for its business; and
ii)

Subscriber can utilize the Amadeus System for reservation functionality in its offices, branches, implants, sub-agents, or subsidiary companies, firms, websites etc. (“Subscriber Locations”) and to book Segments on behalf of its customers.

II - GENERAL TERMS AND CONDITIONS

Unless otherwise expressly agreed in writing by AIPL and the Subscriber, the terms and conditions outlined hereinafter shall govern all transactions between AIPL and the Subscriber under this Agreement. These terms and conditions apply to the exclusion of any other terms and conditions referred to, proposed by or relied on by the Subscriber, whether in negotiation or at any stage in the dealings between AIPL and the Subscriber, regarding provision of software connectivity to access Amadeus System and related support provided by AIPL to the Subscriber pursuant to this Agreement.

1. DEFINITIONS

“ACO” an abbreviation of “Amadeus Commercial Organization” means a company, viz. AIPL, that has entered into an agreement with Amadeus whereby the company provides Subscribers software connectivity to access the Amadeus System in a defined territory.

“Agreement” means this Subscriber Agreement including any Schedule and amendments hereto.

“Amadeus Group” means the group of legal entities, including Amadeus IT Group, S.A. (“Amadeus”) that develop, operate and distribute the Amadeus System, but does not include ACO, which is an independent party providing services to Amadeus in connection with the Amadeus System.

“Amadeus System” means the computerised travel information and distribution system which contains information about schedules, availability, fares and related services and through which reservations can be made and tickets issued. “Amadeus System” does not include any public Internet or electronic mail Amadeus may provide.

“Amadeus System Data” means data and information available to the Subscriber through the Amadeus System.

“Business Hours” means 9 am to 5 pm, Indian standard time, Monday through Friday, excluding holidays observed by ACO.

“Communications Link” means the interface provided by the local telecom provider, enabling the communication channel between the Amadeus System and Installation Address.

''Cyber Crime'' shall mean any crime that involves a computer, a network, or the internet, including computer-related extortion, fraud and forgery, and unauthorized access to or interference with data, identity theft, software and media piracy, web-site vandalism, release of viruses and worms, (distributed) denial of service attacks, invasion of privacy, cyber-spying and illegal hacking.

"Eligible Segment" means an Air Segment on which ACO may apply an incentive scheme and which is described in Schedule II of this Agreement.

“GDS” means a global distribution system (commonly referred to as a computerized reservation system) accessed through telecommunication lines. A GDS (i) collects, stores, processes, displays and/or distributes information through computer terminals and other devices concerning air and/or ground transportation, lodging and other travel related products and services offered by travel suppliers e.g. airlines, hotels etc.; (ii) enables travel agencies, corporations and/or travel wholesalers to reserve or otherwise confirm the use of, or make inquiries or obtain information in relation to, such products and services and/or (iii) processes transactions for the acquisition or use of such products and services.

“GDS Segments” means total Segments booked by Subscriber using all GDS’ available in the Territory including Amadeus, Travelport, Sabre, Worldspan etc.

“Installation Address” means the street address of Subscriber served by a separate Communications Link.

“Non- Eligible Segment” means a Segment on which ACO does not apply an incentive scheme and which is described in Schedule II of this Agreement.

“Office ID” means those Subscriber Locations specified in Schedule I.

“PNR” means passenger name record.

“Provider” means an Amadeus System participating Provider of travel-related, entertainment, financial or recreational products and services.

“Quarter” means successive three months’ period commencing from the Effective Date.

“Schedule” means the attached schedules and exhibits which are a part of this Agreement.

“Segment” means each individual air (“Air Segment”), car or hotel (“Non-Air Segment”) reservation entry created in the itinerary portion of a PNR processed in the Amadeus System that is created or originated using an Office ID of the Subscriber and which has not been cancelled, unconfirmed or unfulfilled. In this definition, “Air Segment” refers to ticketed booking, which apply for all Air Segments for which a ticket or similar document has been issued by the Subscriber in the Amadeus System (“Ticketed Segment”).

“Software” means software and documentation owned by Amadeus or its third party providers, including but not limited to, utility and Amadeus System software, and any replacements, modifications, or enhancements.

“Subscriber Equipment” means hardware or software provided by Subscriber or its vendors for the use by Subscriber in order to connect to and access Amadeus System, including personal computers, printers, cables and any other device.

“Taxes” means all applicable VAT, GST and other taxes, fees or duty imposed by any governmental authority arising out of or relating to the products and services provided to Subscriber hereunder.

“Term” means the term of this Agreement as set out in Article 5 (Term) of this Agreement.

“Territory” means the Republic of India.

“Transaction” means a request to process data that is transmitted to the Amadeus System. Multiple data elements transmitted to the Amadeus System in a string are counted as one Transaction. Data elements transmitted via wizards, macros, robotics and similar means may result in multiple Transactions not apparent to the Subscriber.

“Usage Policy” means Amadeus security measures available at the Amadeus communication channels such as GG pages, e-Support Centre, etc.

“Unproductive Segment” means a Segment that has been cancelled, unconfirmed or unfulfilled in the Amadeus System.

“User” or “Users” means individuals that access the Amadeus System through the Web-Site or through offline communication channels.

“Web-Site” means any internet web-site or mobile application owned and operated by Subscriber that is made available to Users.

“Year” means each successive twelve-month period from the Effective Date.

2. ACCESS TO AMADEUS SYSTEM

2.1 The Amadeus System

A. Access. ACO shall provide Subscriber during the Term software connectivity to access the Amadeus System within the Territory in accordance with the terms and conditions of this Agreement. Subscriber may access the Amadeus System using Subscriber Equipment provided always that the Subscriber Equipment meets the prevailing Amadeus' specifications and standards.

ACO reserves the right to provide access to the Amadeus System to Subscriber only if it complies with the requirements of access to the Amadeus System in accordance with the terms and conditions of this Agreement. ACO reserves the right to withhold the access to the Amadeus System from Subscriber, if Subscriber does not abide by such requirements as updated in Usage Policy (referred in clause 10.6) from time to time provided that ACO has served a written notice of breach on the Subscriber and the Subscriber fails to cure the breach within five (5) days. ACO will notify Subscriber in the event that this provision is exercised.

B. Use. The Amadeus System is the Amadeus Group's or its licensors' proprietary information and trade secret. Subscriber shall use its best efforts and take all precautions necessary to prevent unauthorized access to or operation of the Amadeus System, or any equipment or Software connected thereto. Amadeus System Data may be used solely for (1) making travel reservations; (2) providing travel information to its customers; (3) accounting and record keeping; and (4) other authorized travel related services. Amadeus System Data shall not be used, compiled, cached, sold, distributed or otherwise made available except as specifically provided in this Agreement.

Subscriber will not use the Amadeus System for (1) speculative bookings; (2) reservation of space in anticipation of demand; (3) improper creation or modification of records; (4) transmission of personal messages except by an electronic mail system; (5) disclosing of the Amadeus System to persons other than Subscriber's employees, and Users who have signed non-disclosure agreements covering the Amadeus System, except for the purpose of making bookings as contemplated by this Agreement; (6) training of any third party in the use of the Amadeus System (6) developing or publishing any reservation, ticketing, sales, cargo or tariff guide; or (8) accessing the Amadeus System through third party products not authorized by Amadeus/ACO.

Subscriber shall be jointly and severally responsible for any damages or costs incurred by ACO in case of the fraudulent transfer of its Segments from an Office ID to a different one with the purpose of obtaining economic advantages.

Subscriber acknowledges and agrees that the usage terms of Amadeus System also stipulate that Amadeus Group may use and include information generated by Subscriber through its use of the Amadeus System to provide the itinerary and other information directly to travellers via checkMytrip.com or an equivalent website.

C. Unproductive Segments. Subscriber will use its best efforts to cancel in the Amadeus System those Segments that have been cancelled, unconfirmed or unfulfilled by a Provider. It is Subscriber's sole responsibility to ensure that Unproductive Segments are removed from PNRs.

D. Transactions. Subscriber will use its best efforts to minimise the number of Transactions made by Subscriber per Segment.

E. Operating Instructions/Site Preparation.

(1)

Operating Instructions. Subscriber will access/use the Amadeus System pursuant to ACO/Amadeus instructions, including instructions for establishing, operating and maintaining security links between Subscriber Locations. During Business Hours ACO will, via telephone or on-line, provide Subscriber upon reasonable request with all reasonable assistance to resolve problems as occurred during the use by Subscriber of the Amadeus System and Subscriber shall provide access to Subscriber Equipment or data as may be necessary to resolve the problem.

(2)	Site Preparation. Subscriber is solely responsible for site preparation, including all maintenance, cabling, utilities charges, and compliance with applicable building and electrical codes.

F. Modifications. The Amadeus Group or its licensors may, in its discretion, modify, remove, discontinue, replace, substitute, upgrade or enhance the functions and components of, and data provided through, the Amadeus System. The Amadeus Group is not required to offer or maintain any particular data or the data of any particular Provider in the Amadeus System. Subscriber will not modify or alter the Amadeus System.

G. Suspension of Access. ACO may immediately suspend Amadeus System access or take other corrective measures without any liability to Subscriber if:

(1)	ACO has reasonable information to believe that an abuse or misuse of the Amadeus System is being caused, permitted or enabled by Subscriber or on Subscriber's behalf; or
(2)	Subscriber attempts unauthorized modifications to the Amadeus System; or
(3)

Subscriber's access to the Amadeus System causes a degradation to the Amadeus System or interference with use of the Amadeus System by other users or customers, or causes a condition which may place ACO in potential or actual breach of its agreements with other parties (e.g., robotic software causing an inordinate amount of Transactions to hit the Amadeus System); or

(4)	Subscriber generates Transactions which are not directly linked to the creation of Segments; or
(5)

ACO detects a problem originating from Subscriber or Users, with an actual or probable (in the reasonable opinion of ACO) detrimental impact on the Amadeus System (including technical problems, damage, interruption or degradation to the Amadeus System) or other impacts which negatively affect ACO’s ability to provide services to other users or result in inefficient or improper use of the Amadeus System.

If Amadeus System access is suspended pursuant to H.(1), H.(2), H.(3), H.(4) or H.(5) above, ACO will notify Subscriber as soon as reasonably possible. Subscriber will have thirty(30) days to cure the degradation, interference or other problem. If the cure is not effected within said period, then ACO may terminate the Agreement without any liability to Subscriber or any other party.

H. Scheduled downtime. Subscriber acknowledges and agrees that the Amadeus Group may from time to time schedule Amadeus System downtime for maintenance of the Amadeus System without any liability or obligation to Subscriber. Reasonable notice would be provided for such schedule downtime.

2.2 Security and Software restrictions. By entering this Agreement for access and use of Amadeus System, Subscriber agrees to comply with Amadeus’ standard security requirements and Software restrictions, attached hereto as Schedule III.

2.3 Online/Offline Booking. If Subscriber provides access for bookings through a Web-Site or otherwise to Users, the following applies:

A. Subscriber is solely responsible for all damages and liabilities arising from or relating to credit card fraud, abuse or misuse by Users purchasing products and services over or through the Web-Site and any other offline channels Subscriber makes available to Users.

2.4 Maintenance. ACO is not obligated to maintain or repair Subscriber Equipment. If Subscriber Equipment degrades or interferes with Amadeus System performance, Subscriber will be responsible for the costs for diagnosing and eliminating the degradation or interference. Subscriber Equipment shall meet Amadeus’ hardware and software requirements necessary to access Amadeus System as notified through any of the Amadeus communication channels from time to time, and Subscriber is responsible for its proper functioning and maintenance. ACO may change the hardware requirements necessary to access the Amadeus System at its discretion and without obligation. In such case, Subscriber will make the appropriate adjustments to its Subscriber Equipment.

Subscriber shall make sure that at all times Subscriber Equipment has all necessary programmes to keep Subscriber Equipment protected and free from any viruses, trojans, malware etc. that may interfere or affect the Amadeus System.

2.5 Training

A. Generally. Subscriber is responsible for ensuring that the Amadeus System shall be operated only by employees and Users of Subscriber who have adequate knowledge of using the Amadeus System.

B. Training. In order to enable the Subscriber to access the Amadeus System, ACO will provide at no charge (1) initial training on the Amadeus System operation, and (2) training on major enhancements to or modifications of the Amadeus System if deemed necessary by ACO and if requested by Subscriber

C. Training Locations/Expenses. Training will be performed at mutually agreeable dates at locations determined by ACO. Subscriber is liable for all costs arising from travel, lodging, meal, salaries and all other employee benefits, for Subscribers’ employees or agents in connection with such training.

3. WARRANTY DISCLAIMER, LIMITATION OF LIABILITY AND INDEMNIFICATION

3.1 Warranty Disclaimer. The warranties expressly set forth in this Agreement above are exclusive. ACO makes no other warranty, express or implied, including without limitation, any implied warranty of merchantability or fitness for a particular purpose regarding the Amadeus System, Software, data, or any other service provided hereunder. ACO specifically disclaims any warranty or guarantee that any particular data or the data of any particular Provider is available or maintained in the Amadeus System. ACO does not warrant that the Amadeus System, or Software is error free, or that they will operate without interruption.

3.2 Provider Data

Data /Unfulfilled Reservations.

A. Provider Data. Provider is solely responsible to ensure that the data and information supplied and stored in the Amadeus System is accurate and properly updated. Accordingly, ACO or Amadeus will not be liable for the content, accuracy, use or continued availability of any data or information contained in the Amadeus System.

B. Unfulfilled Reservations. It is not the responsibility of ACO, nor shall ACO be held liable, should a Provider not honour a reservation booked through the Amadeus System.

3.3 General Liability. The Parties are liable under this Agreement solely (A) for sums accrued and due as expressly specified in this Agreement, (B) for personal injury and death resulting from negligence of a Party or its agents, (C) for gross negligence or wilful misconduct and fraud and (D) as otherwise expressly provided under this Agreement.

3.4 Limitation of Liability. Except as expressly provided above, neither Party nor the Amadeus Group nor their respective officers, agents, contractors or vendors, will be liable for any consequential, indirect, incidental, punitive or special damages arising from or related to this Agreement, whether arising out of contract, warranty, tort or otherwise, even if the other Party has been advised of the possibility of such damages. In no event will a Party be liable for lost profits (whether direct or indirect), lost revenues or other economic loss. Such limitation includes any such damages caused by any act or omission of ACO or third party software contractors to procure, collect, compile, abstract, interpret, communicate, process, store or deliver any Amadeus System data or information.

The Parties agree that in no event shall either Party's aggregate liability for damages exceed the amounts received from the other Party under this Agreement in the three (3) month period preceding the date the claim arises. The Parties agree that they have carefully considered the risks under this Agreement and have fairly allocated such risk between them and, therefore, agree that this limitation of liability is fair and reasonable.

3.5 Indemnity.

A. Subscriber's Indemnity. Subscriber will indemnify, defend and hold harmless ACO, and their respective employees, directors, and agents from and against all losses and damages arising from third party claims, and all reasonable attorney's fees and related legal costs and expenses, arising out of or related to (i) any act, omission of, or breach of Agreement by the Subscriber including, without limitation, that arising or resulting from the Subscriber's improper or unauthorised use of the Amadeus System or any other resources provided hereunder; or (ii) breach by the Subscriber of any applicable law, order or regulation.

B. ACO's Indemnity. ACO will indemnify, defend and hold harmless the Subscriber, respective employees, directors, and agents from and against all losses and damages arising from third party claims, and all reasonable attorney's fees and related legal costs and expenses, arising out of or related to (i) any act, omission of, or breach of Agreement by the ACO; or (ii) breach by the ACO of any applicable law, order or regulation.

C. The indemnity shall survive expiration or other termination of this Agreement, and is expressly made for the benefit of, and shall be enforceable by respective indemnitee, or its successors and assigns.

3.6 Disputed Segment/Transaction Counts. In the event Subscriber disputes the Segment volume on which Loyalty Incentives are calculated by ACO with proper records (electronic or otherwise) or with a certificate from a qualified Chartered Accountant certifying all disputed information, then such dispute will be resolved by the senior management of the Parties.

4. RESERVED

5. TERM

This Agreement shall be in effect for a term of five (5) years beginning with the Effective Date as specified in Schedule II and ending 31 March 2024 (the “Initial Term”). Upon the lapse of the initial Term, the Agreement will be automatically renewed for one (1) year terms (each an “Extended Term”) unless it is terminated by either Party upon a ninety (90) days written notice to the other Party before the expiry of the Term or otherwise in accordance with Article 6 below. For the purposes of this Agreement, the “Term” shall include the Initial Term and all Extended Terms.

6. TERMINATION / SUSPENSION OF SERVICES / EFFECT OF TERMINATION

6.1 Termination Generally. The Agreement may be terminated as follows:

A. By ACO, immediately and without notice, in the event Subscriber breaches the provisions of this Agreement related to use of the Amadeus System.

B. By Subscriber, if Subscriber gives thirty (30) days prior notice of the date on which Subscriber will entirely cease doing business, provided that Subscriber ceases having an agency relationship with ATA/ IATA, ARC or similar entity (as applicable). Subscriber may not terminate this Agreement as provided in this Section if: (a) Subscriber is in default; (b) Subscriber merely changes its name or location; (c) Subscriber assigns, sells or otherwise transfers its business or assets to another entity; or (d) Subscriber merges with another entity.

C. By either Party, (1) for a material breach of any other term of the Agreement by the other Party, after written notice giving the other Party thirty (30) days to cure the breach and the Party in breach does not cure the breach within the cure period; or (2) subject to applicable law, if the other Party becomes insolvent, makes an assignment for the benefit of creditors, suffers the appointment of a receiver, a trustee or a creditors committee, receives a petition in bankruptcy, or seeks reorganization or readjustment of its debts or its dissolution or liquidation, is required by law to wind-up or liquidate, suffers any other relief under any bankruptcy or insolvency law, has entered against it a judgment or decree for its dissolution which remains undismissed or undischarged or unbonded for a period of thirty (30) days, or if the other Party takes any steps leading to the cessation as a going concern or otherwise ceases operations for reasons other than a strike.

6.2 Suspension of Services. ACO may, without liability, suspend or limit access to the Amadeus System or any functionality for so long as Subscriber is in breach hereof, or if IATA or any other authority so requests.

6.3 Effect of Termination. If this Agreement is terminated for any reason:

A. Subscriber understands that ACO will suffer damages which cannot easily be determined at the time of execution of this Agreement and, therefore, Subscriber agrees to repay to ACO any bonuses, funds or any other incentives of any type that were advanced to Subscriber in exchange for future Segment volume after the date of termination. The Parties agree that the compensation mentioned herein is only for the purposes of securing performance of this Agreement and not for the purpose of giving to the party in default an option of paying the money either (i) in lieu of specific performance or (ii) in lieu of any other liability, pecuniary or otherwise, under this Agreement.

B. ACO may immediately repossess if any item provided to Subscriber under this Agreement. Subscriber will ensure that all such items are returned to ACO in the condition that they were provided to Subscriber, reasonable wear and tear excepted. Subscriber will provide ACO with immediate access to Subscriber premises at Subscriber Locations as necessary for this purpose.

If ACO terminates the Agreement pursuant to the preceding paragraph, then Article 6.3(A) of this Agreement shall apply.

7. AMADEUS SYSTEM OWNERSHIP

7.1 Amadeus System Ownership. Any and all intellectual property rights and other proprietary rights to the Amadeus System, and all related documentation, know-how, scripting, screen designs, business processes, workflow and program concepts in any way related thereto, constitutes the Amadeus Group's or its licensors’ proprietary property. The Amadeus Group or its licensors retain all right, title and interest in such property, including any and all development performed by the Amadeus Group or its affiliated entities.

7.2 Inspection

A. Inspection. ACO may enter Subscriber's premises after obtaining written approval of the Subscriber, and Subscriber will arrange such access to its premises, as necessary in sole discretion of the Subscriber, during Business Hours once in six (6) months to inspect the Software, including all records relating thereto, and the Subscriber's operation thereof, to ensure compliance with this Agreement.

B. Removal. Upon termination of this Agreement for any reason, ACO may remove the Software.

8. ASSIGNMENT

8.1 By Subscriber. Subscriber may not assign this Agreement or any right or obligation under it without ACO's prior written consent. If ACO consents to assignment by Subscriber, ACO may require the intended assignee and Subscriber to sign the appropriate document(s) agreeing to assume and be bound by Subscriber's obligations under this Agreement.

8.2 Change of Control of Subscriber. ACO has the right to terminate this Agreement by giving Subscriber sixty (60) days’ notice if (A) Subscriber merges with or is acquired or controlled by, directly or indirectly, any party that does not own at least a fifty-one percent (51%) interest in Subscriber on the Effective Date, (B) if any competitor of ACO or the Amadeus Group is or becomes the beneficial owner, directly or indirectly, of any voting securities of Subscriber or acquires rights to such securities, or (C) ACO determines in its sole and reasonable discretion that a change of control has occurred, whether any event described above has occurred or is contemplated.

8.3 By ACO. ACO may assign the Agreement to any one of its subsidiaries or affiliates within Territory. ACO may not assign this Agreement or any right or obligation under it without Subscriber's prior written consent in case of assignment to a third party which is not a subsidiary or affiliate. If Subscriber consents to such assignment by ACO, Subscriber may require the intended assignee and ACO to sign the appropriate document(s) agreeing to assume and be bound by ACO's obligations under this Agreement.

9. INTERNET ACCESS

9.1 Responsibility for Web Access Generally. The public Internet, including the World Wide Web, includes large numbers of rapidly changing sites with varied content, operated by parties over whom, and through data communications equipment over which, ACO has no control. ACO and the Amadeus Group are not responsible for access, accuracy, timeliness or any other aspect of third party World Wide Web sites or other Internet functions. Neither ACO, the Amadeus Group nor their affiliates have any responsibility to control, notify, filter, categorize, confirm the accuracy of, modify or limit any World Wide Website, or any electronic mail messages, web site postings or registrations which Subscriber may make via the Communication link if any provided by ACO.

9.2 Subscriber Internet Policies. Subscriber is solely responsible to (A) develop, use and enforce an Internet use policy for its employees and contractors; (B) choose, install, use and periodically assess and upgrade “virus” protection software and other risk management software; (C) create and store any Internet addresses, records or other data required by Subscriber's business operations; and (D) otherwise manage Internet access and activity as it changes during the Term.

10. GENERAL

10.1 Force Majeure. Except for payment obligations, neither Party is liable for non-performance caused by, and only for the duration of, circumstances beyond their reasonable control including but not limited to, strikes, transportation delays, Provider delivery delays, fire, civil disobedience, wars, criminal (including, but not limited to, Cyber Crime) or terrorists acts, acts of governments, utility outages, or acts of nature. The Party claiming force majeure will notify the other Party in writing describing in detail the basis of the force majeure event and its estimated duration. If the force majeure event continues for more than ninety (90) days, the other Party may terminate this Agreement upon notice.

10.2 Confidentiality.

A. Subscriber’s Confidentiality. Subscriber agrees not to disclose Confidential Information of ACO to any third party except with the prior written consent of ACO, unless such disclosure is required pursuant to judicial or administrative process, in which case the Subscriber shall immediately so notify ACO and shall permit ACO, at its expense, to take all necessary steps to vacate, contest, or stay the same in ACO name, or the Subscriber's name, as appropriate. This provision shall survive the termination of this Agreement. “Confidential Information of ACO” means the content and terms of this Agreement, as well as information not generally known in the relevant trade or industry, which was received by Subscriber from ACO relating to: (A) Amadeus System;(B) trade secrets of ACO or its customers; (C) existing or contemplated products, services, technology, designs, processes, formulae, computer systems, algorithms, research or developments of ACO or its customers; or (D) business plans, sales or marketing methods, methods of doing business, customer lists or requirements, and supplier information of ACO or its customers.

B. ACO’s Confidentiality. ACO agrees not to disclose Confidential Information of the Subscriber to any third party except with the prior written consent of Subscriber, unless such disclosure is required pursuant to judicial or administrative process, in which case the ACO shall immediately so notify Subscriber and shall permit Subscriber, at its expense, to take all necessary steps to vacate, contest, or stay the same in Subscriber name, or the ACO's name, as appropriate. This provision shall survive the termination of this Agreement. “Confidential Information of Subscriber” means the content and terms of this Agreement, as well as information not generally known in the relevant trade or industry, which was received by ACO from Subscriber relating to: (A) any information of customers confirming a reservation on the subscriber platform;(B) trade secrets of Subscriber or its customers; (C) existing or contemplated products, services, technology, designs, processes, formulae, computer systems, algorithms, research or developments of Subscriber or its customers; or (D) business plans, sales or marketing methods, methods of doing business, customer lists or requirements, and supplier information of Subscriber or its customers. Notwithstanding anything written herein, Subscriber acknowledges that ACO would be required to share Subscriber information from time to time with Amadeus Group in order to provide access to Amadeus System and as such Subscriber agrees and confirms that sharing of any Subscriber information by ACO with Amadeus Group shall not be a breach of this Confidentiality clause.

10.3 Trade names / trademarks. Each Party will not use other Party’s trade name or trademarks without the consent of other Party.

10.4RESERVED

10.5 Data Protection Laws. Each Party shall comply with the privacy and security laws including the EU Privacy Directives, to which it is subject and applicable to the performance, of its services under this Agreement.

10.6 Usage Policy. Subscriber shall comply with the terms of the Amadeus Usage Policy available at the usual Amadeus communication channels such as GG pages, e-Support Centre, etc. It is Subscriber’s sole responsibility to ensure that security requirements as stated in the Amadeus Usage Policy are met and applied. Amadeus may amend the Amadeus Usage Policy to comply with industry or Provider requirements or mandates. It is Subscriber’s sole responsibility to check the Amadeus communication channels to be informed about any amendments or updates of the Amadeus Usage Policy.

10.7 Severability. If any provision in this Agreement is held invalid or unenforceable, the remaining provisions shall not be affected. The Parties will endeavour in good faith to replace the invalid or unenforceable provisions with valid provisions, the effect of which comes as close as possible to the effect intended by that of the invalid or unenforceable provisions.

10.8 Changes of Industry Clause.

Subscriber understands and agrees that the travel industry is constantly changing (e.g., airlines opt-in programs, surcharges, distribution revenue declines, etc…) and that to address such changes in a reasonable manner, the Parties need to provide for flexibility in this Agreement with respect to the incentives and Segments under this Agreement.

Accordingly, notwithstanding anything to the contrary provided in this Agreement, the Parties agree that if any such change occurs, including but not limited to a change in law, rule, regulation or order governing the operation of CRS, Providers, or the Amadeus System or changes in the structures within the travel industry, or if the regulatory framework or business environment changes, ACO may modify any of the following: the incentives and Segment volumes linked to incentives payments under this Agreement, with one month’s advance written notice or such reasonable advance notice depending upon the prevailing circumstances may allow (the “ACO Notice”).

The Parties will discuss in good faith to incorporate revised terms and conditions mentioned in ACO Notice by entering into an amendment agreement in writing to this Subscriber Agreement. If the Parties are unable to mutually agree then the Subscriber may terminate this Agreement by providing written notice to ACO before the due date on which ACO Notice becomes effective else at the end of ACO Notice period, the modifications stated in the ACO Notice will become effective.

10.9RESERVED

10.10 Waiver. Failure of any Party hereto to enforce or exercise any provisions, rights or options provided under this Agreement shall in no way be considered a waiver of such provisions, rights or options, or prevent such Party from later enforcing or exercising such provisions right or options. Any term or provision hereof, may not be waived or discharged except in writing signed by each of the Parties hereto.

10.11 Dispute Resolution and Governing Law.

A.

In case of any dispute, the Parties shall refer by notice in writing such dispute between the Parties arising out of or relating to this Agreement to their respective authorised persons/regional managers/CEO/Director (referred to as “Contract Manager”) for resolution. The Contract Managers shall negotiate in good faith to attempt to resolve such disputes within 15 days (or such other time as agreed in writing between the parties) after it has been referred to them.

B.

Should the respective Contract Manager be unable to resolve any dispute in accordance with sub-clause (A) above, then sub-clause (E) shall apply in respect of that dispute and till than status quo ante shall prevail.

C.	For the avoidance of doubt, use of this dispute resolution procedure will not constitute a waiver of any right of ACO/Subscriber under this agreement including obtaining injunction.
D.

Unless concluded with a written legally binding agreement, all negotiations (including any correspondence, discussions, exchanges or offers) connected with any procedures set out in this Clause 10.11 shall be confidential (save that the Parties may disclose the same to their respective legal advisors and any mediator) and neither party shall be entitled to disclose information regarding the conduct of such procedures or negotiations in any future proceedings.

E.

This Agreement is governed by and construed in accordance with the laws of India exclusive of conflicts of law principles. The Parties agree to submit and maintain any disputes to the exclusive jurisdiction of the courts of Delhi, where this contract is signed.

10.12 Independent contractors. This Agreement does not create a partnership, agency, joint venture, employment or any other similar arrangement. The Parties shall at all times remain legally and financially independent. Subscriber shall have no power or authority to conclude any contract or make any form of representation, statement, warranty or guarantee in favour of any person or entity on behalf of ACO or the Amadeus Group. In no event shall either Party act as an agent of the other.

10.13 Notices. Notices and consents under this Agreement must be in writing, and shall be delivered by hand or sent by registered mail, express courier service (with postage prepaid) or telefax, to the addresses indicated on page 1 of this Agreement or to an address for which a party has given 30 days written notice of change in address to other party in accordance with this clause intimating the new address.

10.14 Entire Agreement. This Agreement and its attachments are the entire agreement between the Parties regarding the subject herein and supersede all prior agreements, oral or written, including any different or additional terms on any purchase order or form Subscriber submits. This Agreement may be modified only in writing or on-line, as the case may be, by the Parties as provided under applicable laws and regulations.

10.15 Third Party Beneficiary. This Agreement is for the benefit of Subscriber and ACO. It does not confer any rights or benefits on any third party, including any franchisees of Subscriber.

10.16 Prevailing Provisions. In the event of any inconsistency between any terms set out herein and any Annex or Schedule hereto, such Annex or Schedule shall prevail.

10.17 Legal Fees and Costs. The non-prevailing Party is responsible for all reasonable legal fees and costs as determined by Court of competent jurisdiction incurred by the prevailing Party (i.e. Party with net monetary recovery) to collect owed sums due under this Agreement.

The parties here to have executed this Agreement in New Delhi by their duly authorized signatories setting their hands hereunto and to two others of the same tenor and date written above on page 1 of this Agreement.

Signed and Agreed By:

MakeMyTrip (India) Private Limited		Amadeus India Pvt. Ltd.
/s/ Mohit Kabra		/s/ Rakesh Bansal
Name:	Mr. Mohit Kabra	Name:	Rakesh Bansal
Title:	Group CFO	Title:	CEO
Date:	28th March’2019	Date:	28th March’2019

Ibibo Group Private Limited

/s/ Mohit Kabra
Name:	Mr. Mohit Kabra
Title:	Authorised Signatory
Date:	28th March’2019

Schedule I

[Omitted.  Sets forth the locations that form part of Subscriber Locations]

Schedule II

A.	TERM

Initial Term of Agreement	5 Years
Effective Date	1st April 2019

B.	LOYALTY INCENTIVES
1.	Loyalty Incentives.
1.1	AIPL will pay Subscriber an incentive per Eligible Segment (the “Loyalty Incentive”) as per Table 1.1 below:

Table 1.1

[REDACTED]

“Amadeus Share of Subscriber Segments” means [REDACTED]. In the event Subscriber disputes the Amadeus Share of Subscriber Segments as calculated by ACO with proper records (electronic or otherwise) or with a certificate from a qualified Chartered Accountant certifying all disputed information, then such dispute will be resolved by the senior management of the Parties. Segments of Provider content that are exclusive to one GDS will be excluded from calculations of the Amadeus Share of Subscriber Segments.

“ABI” means data derived from Amadeus Billing Information.

“Domestic” when used in relation to Segments, means an Air Segment on a city pair where the departure city and arrival city are located within the same country.

“International” means an Air Segment that is not a Domestic Segment.

“MIDT” means data derived from marketing intelligence data tape.

1.2

Notwithstanding anything to the contrary herein, if Amadeus System Downtime or malfunction is the sole and direct cause of Subscriber's failure to achieve [REDACTED] then highest slab pay-out will take place.

1.3	Notwithstanding anything to the contrary herein, ACO will pay the following incentives for the following Eligible Segments:

Table 1.2

[REDACTED]

1.4

The Loyalty Incentives (including those listed in Table 1.2 above) will be paid to Subscriber quarterly in advance (“Quarterly Advance”), provided that Subscriber issues an appropriate invoice therefor. The Quarterly Advance shall commence from 2nd quarter onwards and be equal to Loyalty Incentives earned by Subscriber during the previous quarter. Any difference between the Quarterly Advance and the Loyalty Incentives actually earned by Subscriber during the Quarter shall be reconciled at the end of each Quarter. The Quarterly Advance shall be set-off at the end of respective quarter against the Loyalty Incentive actually earned by the Subscriber and any unadjusted Quarterly Advance balance shall be carried forward and adjusted against the Loyalty Incentive earned in the next Quarter. It is hereby clarified that any shortfall subsequent to the quarterly reconciliation will be paid within 30 days. The Loyalty Incentives for the first quarter of the Agreement (i.e. April 2019 to June 2019) will be paid at the end of the quarter. The Loyalty Incentives are exclusive of Goods and Service Tax (“GST”) or any tax which may replace GST in the future. The Subscriber would issue a tax invoice for the Loyalty Incentives due along with the addition of GST.

1.5

All the payments will be made after statutory deductions, as applicable. It is mandatory for Subscriber to provide a certified copy of its Permanent Account Number (PAN) and GST registration certificate, in the absence of which no payment will be made.

1.6	The Loyalty Incentives in USD will be payable in equivalent INR, based on the below calculation:

The average of monthly exchange rate for every month will be taken as available on the website www.fbil.org.in/securities?op=referencerate&mq=o. The monthly average exchange rate will be calculated by using the average of all the days of the month.

Finally, the quarterly average exchange rate which will be the effective basis for payments will be calculated by using the average of each month’s average rate for entire quarter.

2.	Non- Eligible Segments and Provider Programs
2.1

“Non-Eligible Segments” are Segments that, unless otherwise expressly stated in this Exhibit, (i) are not counted towards any Eligible Segment volume calculations, and (ii) for which ACO pays no Incentives.  Non-Eligible Segments include:

[REDACTED]

Schedule III

[Omitted: sets forth Standard Security Requirements and Software Restrictions]